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TRADING SYMBOL:  NASDAQ/NLMC                                    NOVEMBER 7, 1996



                           NORTH LILY MINING COMPANY
                            HOLDING ANNUAL MEETING


On October 25, 1996, North Lily Mining Company commenced its annual shareholders' meeting. Due to the absence of a quorum with regard to certain matters on the meeting agenda, it was decided to adjourn completion of the meeting to 10.00 a.m., Denver time, on November 22, 1996, at the Colorado National Bank, 5th Floor, 918 17th Street, Denver, Colorado.

The Company did receive a quorum of proxies and requisite approval on certain major items on the agenda. Some of the other important matters on the agenda still require additional proxies for the quorum necessary to most favorably position the reorganized Company for financing of existing projects and potential acquisitions.

Therefore, shareholders, particularly those who hold stock in "street name", are urged to turn in their proxies on all agenda items now. Meanwhile, Company management is diligently pursuing joint venture opportunities and projects of merit in order to seek to maximize shareholder value.

For further information, please contact Steve Flechner or Gene Webb at
(303) 294-0427.